

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 10, 2006

Response of the Office of International Corporate Finance
Division of Corporation Finance

Re: Fresenius Aktiengesellschaft
Incoming letter dated October 10, 2006

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Company, in reliance on your opinion that the exception to registration provided by Rule 145(a)(2) is available, effects the Conversion to a "*Societas Europaea*" as described in your letter without registration under the Securities Act. In reaching this position, we note particularly your representations that:

- after the Conversion, the Company will remain a public limited liability company with its registered office in Germany, the Company's current jurisdiction of incorporation;
- the laws of Germany will continue to apply to the Company in the manner described in your letter;
- the Conversion does not effect a change in national jurisdiction or a change in the Company's registered office or seat from one EU Member State to another; and
- the Company does not intend to change its registered office or seat and the Conversion is not a way to effect such a change.

Capitalized terms in this response have the same meanings defined in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions may require a different result. Further, this letter only expresses the Division's position on enforcement and does not purport to express any legal conclusions on the question presented.

Sincerely,

Michael Coco
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

James M. Bartos
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

October 10, 2006

Re: Fresenius Aktiengesellschaft

Dear Mr. Bartos

In regard to your letter of October 10, 2006 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SHEARMAN & STERLING LLP

BROADGATE WEST | 9 APPOLD STREET
LONDON EC2A 2AP

WWW.SHEARMAN.COM | T +44.20.7655.5000 | F +44.20.7655.5500

October 10, 2006

Office of Chief Counsel
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington D.C. 20549
USA

Re: Fresenius Aktiengesellschaft – Conversion from German to European Corporation Securities Act of 1933; Rule 145(a)(2)

On behalf of our client, Fresenius Aktiengesellschaft (the "Company") a German stock corporation organized under the laws of the Federal Republic of Germany (*Aktiengesellschaft*; an "AG"), we request the advice of the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") in connection with the Company's conversion to a European Company (*Societas Europaea*; an "SE"), in the manner described herein, without compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

We note that the relief requested relates only to the conversion of an existing public limited liability company into an SE under Article 37 and Article 2, para.4 of the EU SE-Regulation (Council Regulation (EC) No. 2157/2001) ("SE-Regulation") and does not relate to the formation of an SE by way of merger or the formation of either holding or subsidiary companies.

The Company is the parent of a global health care group that provides products and services for the health care sector. The Company's group has three main business segments which focus on the care of severely and chronically ill patients in hospitals and in the out-patient setting, provide consulting services to and own and manage hospitals and operate in the fields of dialysis products and dialysis services, respectively. The Company holds 50.76% of the voting rights of Fresenius Medical Care AG & Co. KGaA, the entity which operates the dialysis products and services business segment, which has certain of its securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which are listed on the New York Stock Exchange.

As of December 31, 2005, the Company's capital stock of €129,849,036.80 was divided into 25,361,140 bearer ordinary shares and 25,361,140 bearer non-voting preference shares. The Company's ordinary shares and preference shares are traded on the official market at the stock exchanges in Frankfurt, Düsseldorf and Munich. The Company intends to propose a stock split to its shareholders which would be unrelated to the Conversion and not subject to its consummation. The Company does not have any securities registered with the Commission and does not have an ADR facility.

The effect of the proposed conversion (the "Conversion") from an AG to an SE pursuant to Art. 37 and Art. 2 para. 4 of the SE-Regulation would be to change the jurisdiction of incorporation of the Company from Germany (a member state of the European Union) to the European Union without liquidation of the Company or creation of a new legal person. Under this regulation the Company, as a German AG, may convert into an SE because the Company has had a subsidiary governed by the laws of another Member State for at least two years. Pursuant to Art. 37 of the SE-Regulation and Sections 190 et seq. of the German Transformation Act, the procedures to be undertaken to consummate the Conversion are as follows. The shareholders of the Company will be supplied with information about the Conversion in a conversion report prior to a vote on the Conversion at a general meeting of shareholders. The holders of the Company's common shares (being the only holders entitled to vote at general meetings) will vote to approve the Conversion and, if approved, all of the holders of common shares and all holders of non-voting preferred shares will receive shares in the SE entity in exchange for their common shares and their preferred shares in the AG entity, respectively. The Conversion requires the vote of at least 75% of the capital stock represented at the general meeting and will become effective only upon registration in the Company's commercial register.

The principal purpose of the Conversion is to retain the current size of the Company's supervisory board. Currently, the Company has a two-tier corporate governance system with a management board and a supervisory board. The Company is, due to the number of its German employees, subject to employee co-determination pursuant to the German Employee Co-Determination Act of 1976. This Act requires that half of the members of the Company's supervisory board are elected by the Company's German employees. The Company currently has a supervisory board with twelve members, six shareholder representatives and six employee representatives. According to the German Employee Co-Determination Act, the size of the supervisory board is dependent upon the number of German employees. Due to recent acquisitions, the Company has increased its number of German employees significantly. As a result, the Company would have to increase its supervisory board from 12 members to 20 members, if it remained subject to the German Employee Co-Determination Act. If the Company converts its legal form into an SE, the Company will no longer be subject to the provisions of the German Employee Co-Determination Act. As a result, the size of the Company's supervisory board after the Conversion will not be determined by the rules of the German Employee Co-Determination Act, but will be determined by the articles of association of the SE Company and will allow the Company to retain a 12 member supervisory board. A smaller supervisory board would allow such board to continue to operate more efficiently, maintain confidentiality more easily and reduce costs compared to increasing significantly the size of the supervisory board.

Although the Conversion would cause the German Co-Determination Act to cease to be applicable to the Company, the Conversion will not lead to a decrease in employee rights. If the Conversion is consummated, employee involvement on the supervisory board level and works council level must be negotiated between the Company's management and a special negotiating body representing the employees in connection with the Conversion. Although the negotiation is required as a result of the Conversion, the negotiation must not lead to a reduction in employee rights. If no agreement is reached within a six-month negotiation period, then a fall-back solution under the German SE Employment Act is implemented which provides for the same co-determination standards applicable to the Company and its employees prior to the Conversion. In particular, the supervisory board of the Company would continue to consist of 12 members, six shareholder representatives and six employee representatives.

Although the Conversion will result in changes to certain rules governing the corporate existence of the Company, the Company will remain a public limited liability company, and a stock corporation, after the consummation of the Conversion, under the legal framework set out by the SE-Regulation. The SE-Regulation establishes the basic structure of the SE, the methods of forming an SE and the legal framework governing the existence of the SE. SEs are subject to:

- The provisions of the SE-Regulation (or, where expressly authorized by the SE-Regulation, by the provisions of the SE's articles of association);

- In the case of matters not governed by the SE-Regulation:

  — The provisions of laws adopted by the Member State in which the SE has its registered office in implementation of European Community legislation relating to SEs (which in Germany are the German SE Implementation Act (*SE-Ausführungsgesetz*) and the German SE Employment Act (*SE-Beteiligungsgesetz*);

  — The provisions of laws adopted by the Member State in which the SE has its registered office and any other rules and regulations (e.g. listing rules) which apply to listed stock corporations in that Member State, which in Germany are, in particular, the German Stock Corporation Act (*Aktiengesetz*) (relating to corporate governance), the German Commercial Code (*Handelsgesetzbuch*) (relating in particular to financial statements, accounting and the commercial register), the German Securities Trading Act (*Wertpapierhandelsgesetz*), the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und*

Übernahmegesetz) and the German Transformation Act (*Umwandlungsgesetz*) (relating to mergers, spin-offs and other reorganizations), as well as the German Corporate Governance Code compliance with which is voluntary; and

— The provisions of the SE's articles of association (in the same way as for a stock corporation in the Member State in question). The Company's articles of association will remain substantially the same; certain differences are detailed below.

We note that upon the Conversion, the Company's registered office ("seat") will remain in Germany. Accordingly, the Conversion does not involve a change in registered office or seat from one EU Member State to another and does not effect any change from one national jurisdiction to another. The Company does not intend to change its registered office or seat and the Conversion is not a way to effect such a change.

Because of the manner in which the SE-Regulation is implemented, given that the Company's registered office will remain in Germany, many of the German corporate laws, and the rules applicable to companies listed on a regulated market in Germany, currently applicable to the Company under the AG form, including the German Stock Corporation Act, the German Commercial Code, the German Securities Trading Act, the German Securities Acquisition and Takeover Act, the German Transformation Act and the German Corporate Governance Code, will continue to apply in the same manner to the Company under the SE form. Furthermore, as detailed below, although the SE-Regulation sets out different standards than those applicable to AGs in certain respects, such differences do not materially impact the rights of the shareholders or the governance of the Company.

Share Capital. The statutory minimum share capital of an AG has to amount to at least EUR 50,000, whereas the statutory minimum share capital of an SE needs to amount to at least EUR 120,000 (Art. 4 para. 2 SE-Regulation). After the Conversion, the Company under the SE form will have the same share capital as the Company had under the AG form, including the amounts of authorized capital and conditional capital. (Conditional capital is authorized but unissued.)

- Registered Office. A German AG can transfer its registered office only within Germany. A transfer abroad requires the prior liquidation of the stock corporation. By contrast, pursuant to Art. 8 SE-Regulation, and with shareholder approval, an SE can transfer its registered office to another EU member state. After the Conversion of the Company into an SE, the registered office of the Company will continue to be in Bad Homburg vor der Höhe, Germany, at Else-Kröner-Straße 1, 61352 Bad Homburg vor der Höhe.

- Shareholder Rights in General. The provisions of German stock corporation law also apply to an SE as to an AG through the applicability of the German Stock

Corporation Act and therefore do not change. These include provisions relating to voting rights, including on capital increases, dividend and participation rights, preemptive rights, share transferability and certain other rights.

- Governance Structure. For German stock corporations, the two-tier board system is mandatory (management board – supervisory board), whereas an SE having its registered office in Germany may choose between a two-tier board system and a one-tier board system (board of directors). The Company has decided to continue the existing two-tier board system upon its conversion to the form of an SE.

- Governance Code. The German Corporate Governance Code applies to German stock corporations as well as European Companies having their registered office in Germany. While compliance with the German Corporate Governance Code is voluntary, the Company must either comply or disclose why it does not comply with the German Corporate Governance Code. After the Conversion, the Company intends to continue to comply with the German Corporate Governance Code to the same extent as before.

- Management Board. The responsibilities, size and composition, rules governing dismissal of members, duties owed to a company and the conduct of the meetings of the management board of an SE having its registered office in Germany are substantially similar to that of an AG because the SE Regulation does not contain any specific provisions in this context so that the provisions of the German Stock Corporation Act will continue to apply. However, the SE-Regulation does allow the articles of association of the SE to grant to the chairman of the management board the right to veto the resolutions of the management board and the SE-Regulation allows a term of office of up to 6 years (Art. 46 para. 1 SE-Regulation) instead of the five-year maximum term under German stock corporation law. Whereas the Company does not intend to change the maximum term of office of the management board members after the Conversion is consummated, the future articles of association of the Company after the Conversion will provide for a right to veto the resolutions of the management board by the chairman.

- Supervisory Board. With respect to the size and the composition of the supervisory board, reference is made to the introductory explanation as to the purpose of the Conversion above. In this context, it should, however, be mentioned that – depending on the outcome of the negotiations regarding the participation of the employees – not only the German employees will be represented on the supervisory board but also employees of other member states of the EU/EEA in which the Company has affiliates. The responsibilities, duties owed to a company and the conduct of meetings of the supervisory board of an SE having its registered office in Germany are substantially the same as that of an AG either because of the continued applicability of the German Stock Corporation Act or because the SE-Regulation contains substantially similar provisions as that Act. Although the SE-Regulation allows a term of office of up to 6 years (Art. 46 para. 1 SE-Regulation) instead of the five-year maximum term under German stock corporation law, the Company does not intend to change the maximum term of office of the supervisory board members after the Conversion is consummated.

- Shareholders' Meeting. Under German stock corporation law, the shareholders' meeting can only decide on a limited number of issues, such as appointment and dismissal of the members of the supervisory board, use of the annual surplus, ratification of the acts of the management board and the supervisory board, appointment of the statutory auditor, changes in the articles of association, capital increases and capital decreases, and liquidation of the company. By contrast, the shareholders' meeting generally cannot decide on management issues or give instructions to the management board on how to manage the company. Substantially, with certain minor exceptions, the same principles will apply to an SE having its registered office in Germany, since to the extent the SE-Regulation does not contain any specific provisions in this regard, the German Stock Corporation Act will continue to apply. In accordance with Art. 59 para. 2 of the SE Regulation, the future articles of association of the Company will provide that resolutions regarding changes of the articles of association – save for mandatory legal provisions requiring otherwise – will require a majority of two thirds of the votes cast or, if at least half of the share capital is represented, the simple majority of the votes cast. Currently, the Company's articles of association mandate for a simple majority of the votes cast to change such articles. The shareholders' meeting of an SE may also decide on the transfer of the registered office abroad and a retransformation into a stock corporation under national law.

Furthermore, the provisions governing the calling of shareholders' meetings and the conduct of shareholders' meetings will be substantially the same as under the German Stock Corporation Act, with certain minor exceptions. For example, whereas presently the shareholders' meeting needs to be called within eight months after the end of a financial year, in future, the shareholders' meeting of the Company under the SE form will need to be called within six months after the end of a financial year.

- Group Law. The provisions of the German Stock Corporation Act governing groups of companies will continue to apply to the Company upon its adoption of the form of an SE.

- Other. The provisions of the German Stock Corporation Act and the German Commercial Code regarding financial statements, including their adoption, audit and publication will remain unchanged in their application to the Company.

Rule 145 – Request for No Action Position

If no more than 10% of the Company's ordinary shares were held by U.S. holders, then the Company would be eligible for relief under the rules adopted under Release No. 33-7759 (October 26, 1999) (the "Cross-Border Rules") from the requirement to register the shares issued by the Company under the SE form in the Conversion. The Company does not intend to rely on the relief afforded by such rules because of the difficulty associated with counting the amount of the Company's ordinary shares held by US holders pursuant to the required "look-through" analysis and because the Company cannot make the appropriate calculations 30 days before the solicitation for the shareholder vote on the Conversion as required by the Cross-Border Rules with certainty that it could then proceed with the Conversion. Therefore, the Company is seeking no-action relief from the requirements of Rule 145(a)(2) under the Securities Act.

Rule 145(a)(2) provides, in pertinent part, that an offer to sell shall be deemed involved when an issuer submits for the vote of its shareholders a plan for a statutory merger or consolidation "or similar plan of acquisition" in which their shares will become or be exchanged for securities of any other person, "unless the sole purpose of the transaction is to change an issuer's domicile solely within the United States."

In our opinion, the exception contained in Rule 145(a)(2) is available so as to exempt the Conversion from being an "offer", "offer to sell", "offer for sale" or "sale" within the meaning of Section 2(3) of the Securities Act, and accordingly the Conversion may be conducted without registration or other exemption under the Securities Act. We acknowledge that the exception contained in Rule 145(a)(2) would not be available for a change in domicile from one EU Member State to another EU Member State, even after conversion to an SE.

When Rule 145 was adopted in 1973, paragraph (a)(2) contained an exception where the sole purpose of the transaction was to change an issuer's domicile. A number of no-action letters applied the exception to Canadian companies incorporated in a particular province moving to federal jurisdiction (Quebec to Canada under the Canada Business Corporations Act, Canadian Merrill, Ltd., December 14, 1977; Quebec to either Ontario or Canada, United Siscoe Mines Ltd, February 11, 1980). Conversely, the staff took the view that a move between countries would involve a significant corporate reorganization and therefore would not fall within the sole purpose to change domicile exception (MSR Exploration, Ltd, November 30, 1982), denying a request relating to a change from Alberta, Canada to the State of Wyoming.

The view that crossing national boundaries would be tantamount to a significant change that should take the transaction out of the sole purpose to change domicile exception was codified in an amendment to Rule 145(a)(2) in 1985, which added the language "solely in the United States". The Release adopting the amendment (Release No. 33-6579, May 6,

1985) gave the following as the entire explanation for the amendment: "The Commission has also adopted an amendment to paragraph (a)(2) of Rule 145 to make clear that the change of domicile exception does not apply when a change of national jurisdiction is involved. This amendment codifies prior staff interpretations."

In 1999, the Staff reiterated the view that despite the express domestic limitation, transactions changing a foreign issuer's domicile from one political subdivision of a country to another (such as reincorporation from one Canadian province to another) likewise should not be treated as a sale requiring either registration or an exemption. See, Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations; Supplement, March 1999.

In 2001, the staff again addressed a change in domicile within Canada, this time from the Province of British Columbia to the Yukon Territory. The incoming letter stated that the purpose of the change was to provide flexibility in the composition of the Board of the Company and also that shareholder rights would be substantially the same. The letter argued that despite the "solely within the United States" language, the transaction fell within the intention that the exception apply when there is no change in national jurisdiction. The staff agreed, noting in particular the representation that there would be no change in national jurisdiction (SmarTire Systems, Inc., March 24, 2001).

The staff has also previously granted "no-action" relief confirming that the Rule 145(a)(2) exception continues to apply where the change in domicile is accompanied by revisions of the company's charter provisions that could have been effected by charter amendments either in the prior jurisdiction of incorporation or in the new jurisdiction of incorporation without any registration requirement under the Securities Act. See, e.g., Russell Corporation, March 18, 2004; Adolf Coors Company, August 25, 2003 ("Coors"); Marantz Company Inc., June 17, 1986 ("Marantz"); The Times Mirror Company, February 14, 1986 ("Times Mirror"); The Caterpillar Tractor Company, February 10, 1986 ("Caterpillar"); Langley, February 28, 1983; Lorimar-Telepictures Corporation, November 14, 1986; InterWest Corp., January 20, 1986; Worthington Industries, Inc., September 8, 1986 ("Worthington") and Wavetek, April 25, 1980 ("Wavetek"). Therefore, even though the Conversion also contemplates certain changes in the articles of association of the Company in addition to a change in domicile, the mere fact that such changes accompany the Company's change in domicile does not cause the Conversion to fall outside the exception afforded by Rule 145(a)(2). All of these changes could have been effected separately by a vote of shareholders without any Securities Act registration.

We are of the opinion that the Company's change in jurisdiction, as described herein, does not constitute an "offer," "offer to sell," "offer for sale," or "sale" within the meaning of Section 2(3) of the Securities Act because of the sole purpose to change domicile exception in paragraph (a)(2) of Rule 145. The sole purpose of the conversion of the existing securities of the Company as an AG into the securities of the Company as an SE, is to change the

Company's domicile from Germany, a member state of the European Union, to the European Union.

The European Union has over the years moved toward a significantly increased harmonization of laws and today essentially acts as a federal framework within which Member States are subject to EU Directives across a wide variety of laws that either apply directly in Member States or must be implemented through national legislation, which Member States are required to do. In both cases (European legislation and national legislation based on European law), the final authority for the interpretation of such law is the Court of Justice of the European Community.

One example of a federal Europe is, indeed, the introduction of a "European" corporate entity in 2001. The change in domicile by the Company from a Member State of the European Union to the European Union should therefore be viewed as moving from a political division to federal jurisdiction. It is analogous to a company moving from a Canadian province to federal Canada. National jurisdiction continues in the case of an AG moving to an SE to the extent that, as detailed above, many of the same German statutes and listing rules will continue to apply to the Company after conversion to an SE, including the German Stock Corporation Act, the German Commercial Code, the German Securities Trading Act, the German Securities Acquisition and Takeover Act, the German Transformation Act and the German Corporate Governance Code.

Even if the contemplated transaction is deemed not to fall within the sole purpose to change domicile exception, we believe it should still be regarded as falling outside the scope of a Rule 145 transaction. The Conversion should not properly be regarded as a "statutory merger or consolidation or similar plan of acquisition in which securities of such corporation... held by security holders will become or be exchanged for securities of any other person" because the identity of the corporation stays the same, given that under the SE-Regulation, there is no winding up of the Company and no creation of a new legal person. The interests of the shareholders remain the same before and after the Conversion and there is no third party involved, nor any corporate restructuring or reorganization or asset transfer.

In *Philips Electronics, N.V.*, April 12, 1994 ("Philips"), the Commission considered the following factors to be positive indicators when deciding not to apply Rule 145(a)(2) to a transaction:

- the transaction will have no effect on the company's assets, liabilities, operations, capitalization, management, articles of incorporation and by-laws, or its outstanding securities and the rights and privileges of security holders, including a holder's proportional ownership interest in the company;

- no extraordinary restructuring or reorganization transactions or asset transfers have been conducted in connection with, or in anticipation of, the transaction;

- the information provided to shareholders in connection with the transaction contains the substantive information regarding the transaction required by Form F-4;
- the transaction is intended to simplify the company's organizational structure, which in the Staff's view distinguished the transaction from other reorganizations, such as the formation of a holding company.

Most of the above indicators are applicable to the Conversion and would support the conclusion that registration under the Securities Act of the conversion of shares in the Company to the SE should not be required. Since there is no winding up of the Company and no creation of a new legal person, the Conversion will have no effect on the Company's assets, liabilities, operations, capitalization, management or organization.

As detailed above, although there will be changes to the articles of association of the Company as a result of the Conversion, the staff has previously granted no action relief confirming that the Rule 145(a)(2) exception is still available where a change in domicile is accompanied by significant revisions in a company's charter documents, even though such changes could not necessarily have been accomplished under the laws of the company's prior domicile. See, e.g., General Electric Capital Corporation, July 26, 2000; CygnusTherapeutic Systems, May 6, 1994; Coors, Lorimar; The Clorox Company, September 29, 1986; Marantz; Times Mirror; Caterpillar and Wavetek.

Furthermore, although the Company is not subject to Exchange Act reporting obligations, as was the company in Philips, the conversion report required to be distributed by the Company to its shareholders in connection with the vote to approve the Conversion will include detailed descriptions of the Conversion and the changes to the Company's articles of association resulting from the Conversion. Therefore, the information provided in the conversion report will contain substantive information regarding the Conversion equivalent to that which would be required under Form F-4.

For the foregoing reasons, we request confirmation that staff will not take any action if the Conversion is consummated in the manner described herein without compliance with the registration requirements of the Securities Act.

As the SE-Regulation is a fairly new framework within the broader scope of European integration, it is likely that more companies domiciled in European Union Member States will wish to take advantage of the SE-Regulation in the future.

If you require any further information or wish to discuss these matters further, please do not hesitate to call the undersigned at 011 44 20 7655-5019.

Very truly yours,



James M. Bartos